 Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the new common stock, $0.00001 par value per share, of Core Scientific, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 1, 2024

Justin B. Borus

Ibex Investors LLC

Ibex Partners (Core) LP

Ibex GP LLC

Ibex Investment Holdings LLC

Ibex Investment Holdings II LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of the Investment Manager, IM Holdings, the General Partner (for itself and on behalf of the Fund) and GP Holdings

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